EXHIBIT 99.4
Shareholder Information Form
          Pursuant to its articles of incorporation and by-laws, Trizec Canada Inc. (the “Corporation”) is required to monitor the residence of its shareholders in order to ensure compliance with statutory Canadian ownership requirements. As part of the ongoing monitoring procedures established by the Audit Committee of the Board of Directors of the Corporation, this Shareholder Information Form is sent to shareholders annually at the time of mailing of the Corporation’s Annual Report.
          You are requested to complete the attached brief questionnaire and return it to the Corporation in the enclosed postage-paid envelope. Please note that where the Corporation is unable to verify the status of a sufficient number of its shareholders as residents of Canada, it is authorized under its articles of incorporation to take steps, up to and including selling shares on behalf of shareholders.
1. The shareholder replying to this questionnaire is:

(name)

(address)

(city, province or state)
2.	The shareholder holds (number) Subordinate Voting Shares of the Corporation (the “Reference Shares”).

3.	The shareholder ☐ is a resident of Canada, as defined on the reverse.

☐ is not a resident of Canada, as defined on the reverse.

4.	The shareholder is the sole beneficial owner of the Reference Shares.

☐ yes ☐ no

If the answer to question 4 is no, please answer question 5:

5.	The beneficial owners of (number) of the Reference Shares are residents of Canada, as defined on the reverse, and the beneficial owners of (number) of the Reference Shares are not residents of Canada, as defined on the reverse.

The foregoing information is provided by the shareholder to the best of its knowledge and belief.
Dated the                                          day of                                          , 2006.

(name)

(signature/authorized signature)
SEE REVERSE

Resident of Canada defined
In this Shareholder Information Form, a Resident of Canada is a person who is a resident of Canada for purposes of the Income Tax Act (Canada) but does not include (i) a partnership where any member of the partnership or of a partnership that is a direct or indirect member of the partnership is not a Resident of Canada or (ii) a trust unless the trust is a resident of Canada for purposes of the Income Tax Act (Canada) and the interests in such trust of beneficiaries who are Residents of Canada have an aggregate value equal to at least 95% of the value of the interests of all beneficiaries in the trust. Any person who is not a Resident of Canada in accordance with the preceding sentence should indicate that he, she or it is not a Resident of Canada.

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